Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Form 8-K dated April 26, 2002 of Perficient, Inc. of our report dated September 21, 2001 (except for Note 6 which is as of October 4, 2001), with respect to the balance sheet of Primary Webworks, Inc. d/b/a Vertecon, Inc. as of December 31, 2000, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2000.

Our report dated September 21, 2001 (except for Note 6 which is as of October 4, 2001), contains an explanatory paragraph that states that the Company has experienced losses from operations and deficits in cash flows from operating activities, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
St. Louis, Missouri
May 9, 2002

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